Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Nine Months Ended September 30,
	2005	2004
BASIC:

Weighted average number of shares outstanding	89,649,866	90,250,231

Net earnings	$242,490,000	$196,867,000

Earnings per share	$2.70	$2.18

DILUTED:

Weighted average number of shares outstanding	89,649,866	90,250,231

Potential Shares:

Shares issuable under common stock equivalents	10,193,929	7,904,616

Shares which could have been purchased using the proceeds from common stock equivalents exercised, based on the average market value for the period	(8,320,706)	(6,622,639)

	1,873,223	1,281,977

Dilutive effect of exercised options prior to being exercised	33,727	30,532

	1,906,950	1,312,509

Adjusted weighted average number of shares outstanding	91,556,816	91,562,740

Net earnings	$242,490,000	$196,867,000

Earnings per share	$2.65	$2.15